April 8, 2014

CONFIDENTIAL SUBMISSION VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Era Anagnosti, Staff Attorney
Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
CIK No. 0001576940

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is submitting today to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) via EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). We are providing for the Staff’s reference six copies of Amendment No. 3 and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 2 to the Registration Statement submitted via EDGAR on February 13, 2014.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated February 28, 2014 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of Amendment No. 3.

General

1.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

The Company has included in Amendment No. 3 updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

2.	In your response to comment nine from our letter dated November 26, 2013, you state that since “the income test set forth in Rule 1-02(w) yields a measure of significance between 20% and 40% based on the Company’s 2012 operating results, one year of audited financial statements of Jimmy Jacobs must be furnished to satisfy the requirements of Rule 3-05.” We remind you that a measure of significance between 20% and 40% would also require unaudited interim financial statements through the interim period preceding the acquisition and comparative statements for the preceding year.

U.S. Securities and Exchange Commission

April 8, 2014

The Company respectfully advises the Staff that on April 1, 2014, one of the Company’s wholly-owned subsidiaries, Century Communities of Nevada, LLC, purchased substantially all of the assets of Las Vegas Land Holdings, LLC and its subsidiaries (collectively, “LVLH”), a homebuilder with operations in Las Vegas, Nevada, for a purchase price of approximately $165 million (the “LVLH Acquisition”). The Company believes there is sufficient continuity of operations prior to and after the LVLH Acquisition, and the revenue producing activities (construction and sale of single family residences) of LVLH will generally remain the same. Additionally, numerous attributes of LVLH will remain after the transaction, including but not limited to, its employee base, sales force and physical facilities. As such, the Company concluded that the LVLH Acquisition represented a business acquisition under Rule 11-01(d) under Regulation S-X.

Along with the Company’s acquisition of Jimmy Jacobs Homes, L.P. (“Jimmy Jacobs”) on September 12, 2013 (the “Jimmy Jacobs Acquisition”), the LVLH Acquisition represents the implementation of the Company’s business model to enter new markets primarily through strategic acquisitions of existing market participants. Accordingly, the Company believes that it meets the conditions precedent to applying SAB 80: Application of S-X Rule 3-05 in Initial Registration Statements (“SAB Topic 1J”), which are outlined in Section 2070.2 of the Division of Corporation Finance Manual, and are reproduced below with a discussion regarding the Company’s specific fact pattern noted below.

Condition 1: The acquired and likely to be acquired businesses must be discrete and substantially intact after the acquisition.

Both of Jimmy Jacobs and LVLH are discrete operations which will be operated as the Company’s Texas and Nevada divisions, respectively. The operations of Jimmy Jacobs subsequent to the Company’s acquisition are accumulated and monitored in the Company’s accounting records as a discrete operation, and the Company anticipates treating LVLH in a similar manner. The Company currently does not have any plans to dispose of any assets acquired in the Jimmy Jacobs Acquisition or the LVLH Acquisition, other than in the normal course of business of developing and selling single family residences, and the Company anticipates that the operations of each of Jimmy Jacobs and LVLH will remain substantially intact. The Company believes it meets Condition 1 to apply SAB Topic 1J.

Condition 2: SAB 80 can only be applied by a first-time registrant in its initial registration statement, irrespective of whether that initial registration statement involves a public offering.

As the Company is a first time registrant, and the Registration Statement is its initial registration statement, the Company believes that it meets Condition 2 to apply SAB Topic 1J.

U.S. Securities and Exchange Commission

April 8, 2014

SAB Topic 1J allows for a measurement of significance for each acquired business based on pro forma financial statements for the registrant’s most recently completed fiscal year. The measure of significant under SAB Topic 1J for the Jimmy Jacobs Acquisition and the LVLH Acquisition are summarized below.

	Significance
	Jimmy Jacobs Acquisition	LVLH Acquisition
Asset test	4%	23%
Investment test	4%	40%
Income test	3%	39%

Based on the results of the significance tests above, the Company has provided audited financial statements of LVLH for the years ended December 31, 2013 and 2012 in accordance with Section 2070.9 of the Division of Corporation Finance Manual. Additionally, as the LVLH Acquisition was completed subsequent to the Company’s most recent audited balance sheet, unaudited financial statements will be provided in future amendments to the Registration Statement as if LVLH was the registrant. The Company has also provided unaudited pro forma financial statements presenting the pro forma impact of the LVLH Acquisition on the Company’s historical financial position and results of operations as of and for the year ended December 31, 2013, in accordance with Article 11 of Regulation S-X.

Summary – Description of Owned and Controlled Communities, page 9

3.	We note your response to comment four from our letter dated November 26, 2013 as well as the revisions to your registration statement. Please separately present owned and controlled communities, by market.

The Company has revised the disclosures in “Summary—Description of Owned and Controlled Communities” (page 9) and “Our Business—Description of Owned and Controlled Communities” (page 100) to separately present its owned and controlled communities by market, as requested.

Risk Factors, page 16

General

4.	In light of the restatement of your consolidated financial statements for the years ended December 31, 2012 and 2011, with a view towards disclosure please tell us whether the restatement is indicative of the presence of a material weakness in your controls and procedures.

The Company concluded that the restatement of its consolidated financial statements for the years ended December 31, 2012 and 2011 was indicative of material weaknesses in its internal controls over financial reporting, and, as such, the Company has revised the disclosures in “Risk Factors—Risks Related to Our Business—As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock” (page 29) and “—Risks Related to Our Organization and Structure—If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us” (pages 37-38).

U.S. Securities and Exchange Commission

April 8, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Other Income (Expense), pages 56 and 58

5.	Please tell us the reason you have classified acquisition costs of $302,034 in other income (expense), rather than as a component of operating income. In addition, please identify and quantify the income item that more than offsets the acquisition costs in the other income (expense) line item for the nine months ended September 30, 2013.

The Company respectfully advises the Staff that ASC 805-10-25-23 (“ASC 805”) requires that costs incurred associated with a business combination be expensed as incurred, however, ASC 805 does not provide guidance on the classification of acquisition costs in the statement of operations. ASC 805 does require disclosure of the amount of acquisition costs incurred and the line item that the costs are presented in the statement of operations.

The Company has elected to present acquisition costs in other income (expense) in its statement of operations as it believes that these costs are nonrecurring costs incurred for specific events. The Company believes that presentation of acquisition related costs in other income (expense), and not as a component of operating income, provides comparability to its potential investors regarding its homebuilding operations period over period.

During the nine months ended September 30, 2013, the Company earned income from a rental property held by its corporate segment of $0.1 million, had $0.1 million of income from forfeited deposits from homeowners, and earned $0.1 million from a third party mortgage company for successful referrals of its homebuyers.

The Company has revised the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Income (Expense)” (pages 52-53) and “—Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Other Income (Expense)” (page 56), as requested.

6.	Please clarify the significant components of the other income (expense) line item for each period presented.

The Company respectfully advises the Staff that the significant components of other income (expense) for all periods presented are consistent with those discussed in the Company’s response to Comment 5 above. Additionally, the Company has expanded the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012—Other Income (Expense)” (page 56) to clarify the significant components of other income (expense), as requested.

Liquidity and Capital Resources, page 59

Cash Flows – Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012, page 61

7.	Your narrative states that net cash used in operating activities increased to $43.1 million during the nine months ended September 30, 2013. However, your statement of cash flows indicates that net cash used in operating activities was $52.6 million. Please revise your registration statement as appropriate.

U.S. Securities and Exchange Commission

April 8, 2014

The Company has revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” (pages 57-59) to reflect information for the year ended December 31, 2013.

Executive Compensation, page 111

Summary Compensation Table, page 111

8.	Please refer to footnote (2) disclosure with respect to the $1,500,000 bonus paid to Mr. Dale Francescon and Mr. Robert Francescon in fiscal year 2013. As disclosed on page 113, it appears that each of Messrs. Francescon received a bonus equal to 300% of their respective annual salary following the “satisfaction of performance and discretionary goals” established by the compensation committee. Please revise your disclosure to identify what the performance goals were and how the committee determined that those performance goals were achieved.

The Company has revised the disclosure in “Executive and Director Compensation—Executive Compensation—Narrative to Summary Compensation Table” (page 113), as requested.

Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Land and Lot Option Purchase Agreements, page F-12

9.	We note your response to comment 24 from our letter dated November 26, 2013 and the revisions to your registration statement. Based on your accounting policy disclosures under Variable Interest Entities on page F-9, please also disclose any amounts classified in inventories related to optioned land from related parties and unrelated parties for funds expended for due diligence, development and construction activities for optioned land prior to takedown.

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—Note 1: Nature of Operations and Summary of Significant Accounting Policies—Variable Interest Entities” (page F-17) to clarify, among other items, that the Company has not incurred costs associated with development and construction activities for optioned land with related and unrelated parties prior to takedown. The Company has historically incurred costs prior to takedown associated with due diligence, which typically includes legal costs and costs related to soil engineers and impact studies. As of December 31, 2013, the Company had 388 lots remaining to be purchased under lot option contracts with unrelated parties, for which the Company had incurred approximately $68 thousand in due diligence related costs. As of December 31, 2012, the Company had 237 lots remaining to be purchased under lot option contracts with unrelated parties, and 82 lots remaining to be purchased under lot option contracts with related parties, for which the Company had incurred approximately $80 thousand and $44 thousand, respectively, in due diligence related costs.

Note 2 – Inventories, page F-14

10.	Based on your current disclosures, it is not clear what, if any, amount of interest capitalized to inventory was expensed to cost of sales during each period presented. Please clarify or revise.

U.S. Securities and Exchange Commission

April 8, 2014

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—Note 9: Interest” (page F-23) as requested.

Note 11 – Related Party Transactions, page F-20

Note 15 – Related Party Transactions, page F-47

11.	We note the change in your accounting policy for transactions with entities under common control. Please address the following:

•	Explain how you defined and determined “common control”, including any agreement between the Co-CEOs to act in concert;

The Company respectfully advises the Staff that accounting principles generally accepted in the United States do not define the term “common control,” however, EITF 02-5, which was never issued, addressed the definition of “common control.” The Company understands that the Staff has indicated that until additional guidance is issued, the Staff believes that registrants should follow the guidance in EITF 02-5. EITF 02-5 indicates that common control exists only in the following situations:

•	An individual or entity holds more than 50% of the voting ownership interest of each entity.

•	Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Immediate family members include a married couple and their children, but not the married couple’s grandchildren. Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration of the substance of the ownership and voting relationships.

•	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

The Company and the entities from which it purchased the land inventory were owned 50% by its Co-Chief Executive Officers, Messrs. Dale Francescon and Robert Francescon, respectively. The Company’s Co-Chief Executive Officers are brothers who have worked together in the homebuilding business for over 25 years. While there is no written agreement between the Company’s Co-Chief Executive Officers to act in concert, the Company believes that there is a significant historical pattern, since the Company’s founding, of the Company’s Co-Chief Executive Officers voting their shares in concert on all major decisions impacting the Company’s operations. Additionally, prior to founding the Company, the Company’s Co-Chief Executive Officers founded Trimark Communities, and subsequent to the sale of Trimark Communities to D.R. Horton in 1996, served as Co-Division Presidents at D.R. Horton from 1996 through 2000. The Company believes that its Co-Chief Executive Officers’ careers of over 25 years working together in the homebuilding industry provides empirical evidence that they will vote their shares in concert. Accordingly, the Company concluded that common control existed.

•	For lots you acquired for cash from the related party, explain why you believe it is more appropriate to record them at the carrying basis of the related party;

U.S. Securities and Exchange Commission

April 8, 2014

The Company respectfully advises the Staff that it believes that it is more appropriate to record the lots obtained for cash from the related party at the carrying basis of the related party for the following reasons:

-	Given the nature of the asset class subject to the common control transaction (land inventory in Colorado, for which there is not an actively traded market, or quoted prices for identical assets), the determination of the purchase price between the Company and the entities under common control was largely subjective and was ultimately determined by the Company’s Co-Chief Executive Officers, Messrs. Dale Francescon and Robert Francescon. The purchase price between the Company and the entity under common control may not have been an accurate representation of what the Company would have paid had it sourced similar land inventory from third parties. Accordingly, the Company believes that presentation at the carrying basis of the related party more accurately reflects the economics of the transactions by reflecting a gross margin which is comprised of revenue received from a third party consumer for the residence, less the costs incurred by entities under control of the Company’s Co-Chief Executive Officers to obtain and develop the land, and construct and market the residences for sale.

-	Furthermore, the Company believes that presentation of the excess of cash transferred over the carrying basis to the entity under common control as a distribution in the Company’s consolidated statement of equity also more appropriately reflects the economics of the transaction, which could have at the discretion of the Company’s Co-Chief Executive Officers been structured similar to other transactions whereas the land was contributed to the entity by the Company’s Co-Chief Executive Officers, and at their discretion in regards to the amount and timing that cash distributions were declared.

•	For lots you acquired from the related party and recorded at their carrying basis, disclose the impact (here and in MD&A) of the subsequent sale of those lots on gross profits and net income during each period presented and disclose the remaining balance of such lots included in inventory at each balance sheet;

The Company has revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—Note 17: Related Party Transactions” (page F-30) as requested.

•	For lots you acquired subsequent to the private placement from the related party, disclose when they were acquired by the related party and how much the related party paid for them.

The Company respectfully advises the Staff that subsequent to the May 2013 private offering and private placement, the transaction was not between entities under common control, as the Company’s Co-Chief Executive Officers, Messrs. Dale Francescon and Robert Francescon, held less than 50% of the Company, and, as such, the transaction was not impacted by the change in accounting principle. The Company has also revised the disclosure in “Notes to the Consolidated Financial Statements, December 31, 2013 and 2012—Note 17: Related Party Transactions” (page F-30).

U.S. Securities and Exchange Commission

April 8, 2014

Note 15 – Restatement of Financial Statements for the Years Ended December 31, 2012 and 2011

12.	Please provide us a detailed analysis showing each restatement adjustment that underlies the adjustment column in your tables, as well as the underlying reason for each restatement adjustment.

The Company is supplementally providing to the Staff via overnight courier copies of spreadsheets showing a detailed analysis of each restatement adjustment for the years ended December 31, 2012 and 2011.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.
Robert Francescon, Century Communities, Inc.
David Messenger, Century Communities, Inc.
William Wong, Esq., Greenberg Traurig, LLP
Howard Adler, Esq., Gibson, Dunn & Crutcher LLP